March 25, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Legg Mason Funds Trust
Registration Statement on Form N-1A
Filed December 22, 2015
File Nos. 333-208682; 811-23107

Dear Mr. Williamson:

On behalf of Legg Mason Funds Trust (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form N-1A originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2015, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “N-1A Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received via letter from the staff of the Commission (the “Staff”) on January 21, 2016, relating to the N-1A Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General

1.	We note your Class O shares will be issued in connection with LMP Real Estate Income Fund Inc.’s merger with and into the Clearbridge Real Estate Opportunities Fund (the “Fund”). On October 30, 2015 you filed a Form N-14 for a special meeting of LMP Real Estate Income Fund investors to approve the transaction. You also received staff comments on that filing. Please tell us where and how your filing has considered those comments, to the extent applicable.

In response to the Staff’s comment, the Fund respectfully informs the Staff that on March 16, 2016, the Fund filed Pre-Effective Amendment No. 4 to the Registration Statement on Form N-14 (the “N-14 Amendment”) in response to comments received from the Staff on January 14, 2016. To the extent any change included in the N-14 Amendment was applicable to Amendment No. 1, the Fund has included it. In addition, the Fund also confirms that changes included in Amendment No. 1 in response to Staff comments have also been included in the N-14 Amendment, if applicable.

2.	We note your intention to invest in a variety of derivatives and to include the market value of derivatives that provide exposure to real estate entities in determining compliance with your names rule policy. Please note that the Commission and the staff have made a number of public observations about derivatives and related disclosures, including in a letter from Barry D. Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure relating to your use of derivatives as appropriate. Also, please tell us in your response how you will determine whether a derivative provides exposure to a real estate entity.

In response to the Staff’s comment, the Fund confirms that it believes its disclosure relating to its use of derivatives is appropriate. In addition, the Fund will consider a derivative as providing exposure to real estate when (i) the underlying security of the derivative is a real estate-related company or (ii) the derivative tracks the performance of a real estate-related proxy, e.g. buying call options or a total return swap on a real estate index.

Investment Objective, page 2

3.	Here and on page 12 you state the Fund’s primary investment objective is total return. If the Fund has other investment objectives, please ensure they are discussed in an appropriate location.

In response to the Staff’s comment, the Fund confirms it only has a single investment objective and has removed “primary” when describing its sole investment objective.

Fees and expenses of the fund, page 2

4.	Please confirm that the fee waiver and expense reimbursement agreement is only reflected in your expense example for the initial contractual term.

In response to the Staff’s comment, the Fund confirms that the fee waiver and expense reimbursement agreement is only reflected in the expense example for the initial contractual term.

Principal investment strategies, page 3

5.

On page three you provide a names rule policy which states that, under normal market conditions, you “will invest at least 80% of the fund’s total assets in securities issued by real estate entities, including, but not limited to real estate investment trusts (“REITs”), or real estate-related companies, including, but not limited to non-REIT property ownership companies, property developers, [and] companies with property ownership as a key capital investment .” You also indicate that collateralized debt obligations vehicles (“CDOs”) and collateralized loan obligations vehicles (“CLOs”) will count towards satisfying your 80% policy. Please revise the first two paragraphs in this section consistent with the following observations:

•	Language such as “including, but not limited to” should be removed as it suggests your disclosure is incomplete and does not fully apprise investors of the types of investments that will count toward your 80% test;

•	It is unclear how you will determine which companies have “property ownership as a key capital investment,” if you intend “key” to mean having “at least 50% of their assets (by book value or estimated market value invested in such real estate)” please clarify; and,

•	It is our understanding that CDOs and other asset-backed securities can be structured with a variety of underlying assets and cash flow streams, such as auto-loans, student-loans, and consumer-loans. CLOs typically invest in senior secured loans of corporate issuers from a variety of industries. As a result, it is unclear how these investments would be related to real estate. Please explain or revise your disclosure appropriately.

If you do not revise your disclosure consistent with our observations, please explain why in your response letter.

In response to the Staff’s comment, the Fund has revised its disclosure to state:

“Under normal market conditions, the fund will invest at least 80% of the fund’s total assets in securities issued by real estate entities, ~~including, but not limited to~~ which currently include real estate investment trusts (“REITs”), ~~or~~ and real estate-related companies, ~~including, but not limited to~~ which currently include non-REIT property ownership companies, property developers, companies with property ownership as a key capital investment (at least 50% of their assets by book value or estimated market value invested in such real estate), infrastructure ownership companies, vendors of various real estate- and infrastructure-related services and financial institutions primarily focused on the real estate industry. Real estate-related companies ~~generally derive~~ include companies that have in the past derived at least 50% of their revenue from the ownership, construction, financing, management, servicing or sale of commercial, industrial or residential real estate, or have at least 50% of their assets (by book value or estimated market value) invested in such real estate, at the time the initial investment is made.”

In addition, in response to the Staff’s comment, the Fund respectfully submits that when the Fund invests in CDOs, the Fund will focus on CMOs, which utilize real estate mortgages as their underlying assets. Furthermore, the Fund respectfully submits that CLOs can have “synthetic leases” as collateral, which are effectively a type of real estate asset.

6.	We note your statement that real-estate related companies “generally” derive at least 50% of their revenues from . . . Please remove generally from this sentence.

In response to the Staff’s comment, the Fund has revised its disclosure to state, “Real estate-related companies ~~generally derive~~ include companies that have in the past derived at least 50% of their revenue from the ownership, construction, financing, management, servicing or sale of commercial, industrial or residential real estate, or have at least 50% of their assets (by book value or estimated market value) invested in such real estate, at the time the initial investment is made.

7.	On page seven you indicate the Fund may enter into derivatives transactions, including options, swaps, swaptions, forwards and futures for investment and hedging purposes. Please confirm that these are all part of your principal strategy.

In response to the Staff’s comment, the Fund confirms that the use of derivatives is not a part of the Fund’s principal investment strategy and has removed the disclosure.

Principal risks, page 4

8.	Item 4(b)(1) of Form N-1A requires you to summarize the principal risks of investing in the Fund based on the information given in response to Item 9(c) of the Form. Currently your Item 4 disclosure substantially repeats the disclosure provided in Item 9 instead of summarizing it. Please revise your disclosure to be more concise and to avoid unnecessary duplication.

In response to the Staff’s comment, the Fund has revised its disclosure to be more concise and avoid unnecessary duplication.

More on the fund’s investment strategies, investments and risks, page 12

9.	Your principal investment strategy indicates you may invest up to 100% of your assets in securities of non-U.S. issuers in developed markets and 20% in emerging markets. Please add appropriate risk disclosure.

In response to the Staff’s comment, the Fund respectfully submits that it currently does not intend to invest a substantial amount of its portfolio in securities of non-U.S. issuers and has removed the disclosure from its principal strategy. However, in response to the Staff’s comment, the Fund has made the risk factor titled “Foreign investments and emerging markets risk” more prominent.

More on the risks of investing in the fund, page 15

10.	On page 41 of your N-14 you estimate that LMP Real Estate Income Fund “will experience high portfolio turnover as a result of repositioning of the portfolio, with the bulk of the turnover occurring after the Merger.” You also state the Fund “might be required to sell portfolio securities in order to meet potential redemptions . . .” If the Fund anticipates high portfolio turnover, or significant redemptions as a result of the fact that LMP Real Estate Income Fund was a closed-end fund, tell us where and how you have addressed the potential risks to investors. Also, please confirm that the portfolio at the time of closing will comply with the 15% limit on investments in illiquid securities.

In response to the Staff’s comment, the Fund respectfully submits that it has revised its N-14 Amendment disclosure to state that the bulk of the portfolio turnover will occur prior to the consummation of the merger of LMP Real Estate Income Fund Inc. (“RIT”) with and into the Fund (the “Merger”). In addition, the Fund has made the risk factor entitled “Redemption risk” more prominent, as well as revising the risk factor to include disclosure of the Merger.

11.	On page six you include risk disclosure addressing illiquidity and “the ability to promptly sell one or more properties in a portfolio . . .” Later, on page eight you include a second discussion related to liquidity risk. It appears that the first discussion concerns risks that your portfolio investments face from their business while the second discussion concerns your portfolio risk. Please revise your disclosure to make these distinctions clearer.

In response to the Staff’s comment, the Fund has renamed the sub-risk entitled “Illiquidity” to “Supply and Demand.”

Performance, page 10

12.	Please revise your section heading to clarify that this is not the Fund’s performance. In addition, please relocate this disclosure unless you are able to confirm it is required by Items 2 through 8 of Form N-1A.

In response to the Staff’s comment, the Fund has revised its disclosure to further clarify the performance information presented is RIT’s. However, the Fund respectfully submits since RIT is the accounting survivor of the Merger and it is appropriate to include RIT’s performance information in response to Item 4(b)(2) of Form N-1A.

13.	Please confirm to us that you have the records necessary to support any performance calculation as required by rule 204-2(a)(16) under the Investment Advisers Act.

In response to the Staff’s comment, the Fund confirms that it has the records necessary to support any performance calculation as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

More on the fund’s investment strategies, investments and risks, page 12

14.	Please clarify the extent to which you will invest in CLOs and other vehicles relying on 3(c)(1) or 3(c)(7) under the Investment Company Act.

In response to the Staff’s comment, the Fund has revised its disclosure to state that the Fund does not anticipate investing more than 5% of CRO’s net assets in CLOs and CDOs clarify the performance information presented is RIT’s.

15.	We note the discussion of Master Limited Partnerships on page 14. Please clarify whether these will count toward your 80% policy and, if so, explain why you believe these businesses are tied to the real estate industry.

In response to the Staff’s comment, the Fund confirms that master limited partnerships will count towards the Fund’s 80% policy. The Fund respectfully submits that there are certain entities that own substantial real estate assets in MLP form. Moreover, the Fund has revised its disclosure to refer to MLPs that derive their income primarily from real estate rather than energy.

Other Investments, page 15

16.	On page 15 you disclose that the Fund may use other strategies and invest in other securities that are described in the Statement of Additional Information. Please clarify that these other strategies and investments are non-principal.

In response to the Staff’s comment, the Fund respectfully submits that its current disclosure is sufficient, but confirms that the use of “other strategies and investments” are non-principal.

Selection process, page 15

17.	On page 15 you reference “fundamental research and analysis” and “bottom-up stock selection process with top-down thematic overlay .” in describing how your portfolio manager will decide which securities to purchase. Currently your disclosure describes various types of investments you may invest in, but provides only minimal guidance on how your advisor will actually construct the portfolio as a whole. In addition, you do not explain in clear and understandable language how the manager makes decisions to buy and sell portfolio securities. Please revise to provide enhanced disclosure about the portfolio construction and securities selection processes. See Item 9(b) of Form N-1A.

In response to the Staff’s comment, the Fund has revised its disclosure with respect to portfolio construction and securities selection.

More on risks of investing in the fund, page 15

18.	On page 23 you state that “there are other factors that could adversely affect your investment .[m]ore information about risks appears in the SAI [and] [b]efore investing you should carefully consider the risks that you will assume.” This language suggests the prospectus is incomplete. Please revise this language to avoid this implication and confirm to us that the risk disclosure is complete in all material respects.

In response to the Staff’s comment, the Fund believes that these cross references are appropriate to refer investors to the SAI for more information about the Fund’s investment policies, strategies and risks. The Fund believes that the Prospectus includes all risk disclosure as required under Form N-1A Items 4 and 9.

Comparing the fund’s classes, page 27

19.	In your table comparing Fund classes, you present Class O first. Elsewhere in your document, including the fee table, you present Class O last. Please consider presenting class specific disclosures in the same order throughout your prospectus.

In response to the Staff’s comment, the Fund has revised its disclosure to present classes in the same order.

Financial Highlights, page 44

20.	We note you do not present any financial highlights on page 44 because the Fund has not commenced operations. On page ten you present LMP Real Estate Income Fund’s prior performance information as if it were the accounting survivor. Please reconcile the inconsistency.

In response to the Staff’s comment, the Fund has added RIT’s financial highlights.

Statement of Additional Information

21.	Several item requirements in Form N-1A request quantitative disclosures. For example, Item 21(a) requests disclosure of the aggregate amount of any brokerage commissions paid by the Fund during its three most recent fiscal years. Assuming LMP Real Estate Income Fund is the accounting survivor, it also appears that you are attempting to “open-end” that fund. Please tell us what consideration you gave to providing the quantitative disclosures requested in Part B of Form N-1A based on LMP Real Estate Income Fund’s operations.

In response to the Staff’s comment, the Fund has added quantitative disclosures as a result of RIT being the accounting survivor, including the aggregate amount of brokerage commissions paid by RIT during its three most recent fiscal years.

Investment Practices and Risk Factors, page 2

22.

On page 18, under Derivatives, you state that “[i]n addition to the instruments and strategies discussed in this section, the sub adviser may discover additional opportunities in connection with Financial Instruments and other similar or related techniques… [and your] discussion is not intended to limit the fund’s investment flexibility, unless such a limitation is expressly stated, and therefore will be construed by the fund as broadly as possible.” Item 9(b)(1) of Form N-1A requires you to describe the particular type or types of investments in which the Fund principally invests or will invest. Item 16(b) requests similar disclosure for non-principal investments. Please include a statement that you will not make material investments in instruments not disclosed in your prospectus or Statement of Additional Information, absent prior disclosure to investors.

In response to the Staff’s comment, the Fund confirms that it will not make material investments in instruments not disclosed in its Prospectus or Statement of Additional Information, absent disclosure to investors. The Fund respectfully refers the Staff to its response to Comment 7 and notes that investing in derivatives is not part of its principal investment strategy and therefore its current disclosure is appropriate.

Investment Policies, page 36

23.	In your concentration-related policy you state that, except as permitted by exemptive or other relief or permission from the SEC, “the fund may not make any investment if, as a result, the fund’s investments will be concentrated in any one industry.” On page four under Principal risks you reference the Fund’s policies of “concentration in the securities of companies in the real estate industry …” While the Investment Company Act of 1940 does not prohibit concentration, it does prohibit freedom of action to concentrate or not concentrate. Please explain how your concentration policy is consistent with the investment strategies contemplated by your prospectus or revise your policies as appropriate.

In response to the Staff’s comment, the Fund has revised its disclosure to allow the Fund to concentrate in the real estate industry.

24.	Please revise your concentration policy to refer to any “industry or group of industries” as requested by Item 16(c)(1)(iv) of Form N-1A. Also, please clarify the purpose of the “[e]xcept as permitted …” clause.

In response to the Staff’s comment, the Fund has revised its disclosure to allow the Fund to concentrate in the real estate industry.

25.	We note paragraph five prohibits the Fund from purchasing or selling real estate, except as permitted. On page 38 you explain that your policy “will be interpreted not to prevent the fund from investing in real-estate related companies … instruments (like mortgages) that are secured by real estate …” Please clarify whether your policy will permit you to acquire or hold real estate upon the default of an instrument that was secured by real estate.

In response to the Staff’s comment, the Fund confirms that while the policy permits the acquisition or holding of real estate upon the default of an instrument that was secured by real estate, it does not intend on taking title, in whole or in part, to real estate assets. Even in distress and default situations, the Fund would only hold securities, whether debt or equity, and not real assets.

Accounting Comments

26.	Please confirm the accuracy of the 3-year, 5-year and 10-year expense example calculations for Class A. Staff’s calculations result in different values using the numbers in the fee table (3-year = $940, Staff calculated $979, 5-year = $1,246, Staff calculated $1,283, 10-year = $2,112, Staff calculated $2,146).

In response to the Staff’s comments, the Fund has revised its disclosure of the 3-year, 5-year and 10-year expense example calculations to $978, $1,273 and $2,146 respectively.

27.	Please represent to us that you will not offer or sell shares of the ClearBridge Real Estate Opportunities Fund using this prospectus until assets have transferred in from the LMP Real Estate Income Fund.

In response to the Staff’s comment, the Fund confirms it will not offer or sell shares using the Prospectus until assets have transferred from RIT following the Merger.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1.    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.    the Fund may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP